Form U-13-60

                   Mutual and Subsidiary Service Companies


                                ANNUAL REPORT

                               FOR THE PERIOD


           Beginning January 1, 2001 and Ending December 31, 2001

                                   TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                       NORTHEAST NUCLEAR ENERGY COMPANY


                        A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


            State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


            Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 John P. Stack, Vice President - Accounting and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES





                    INSTRUCTIONS FOR USE ON FORM U-13-60


1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or hundreds thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X (210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Companies, Public Utility Holding Company Act of 1935, as amended by February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.




                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                  ---------------------------------------------

Description of Schedules and Accounts       Schedule or Acct. No.      Page No.
-------------------------------------       ---------------------      --------

COMPARATIVE BALANCE SHEET                   Schedule I                    4-5

SERVICE COMPANY PROPERTY                    Schedule II                   6-7

ACCUMULATED PROVISION FOR
DEPRECIATION AND AMORTIZATION OF
SERVICE COMPANY                             Schedule III                   8

INVESTMENTS                                 Schedule IV                    9

ACCOUNTS RECEIVABLE FROM ASSOCIATE
COMPANIES                                   Schedule V                    10

FUEL STOCK EXPENSES UNDISTRIBUTED           Schedule VI                   11

STORES EXPENSE UNDISTRIBUTED                Schedule VII                  12

MISCELLANEOUS CURRENT AND
ACCRUED ASSETS                              Schedule VIII                 13

MISCELLANEOUS DEFERRED DEBITS               Schedule IX                   14

RESEARCH, DEVELOPMENT, OR
DEMONSTRATION EXPENDITURES                  Schedule X                    15

PROPRIETARY CAPITAL                         Schedule XI                   16

LONG-TERM DEBT                              Schedule XII                  17

CURRENT AND ACCRUED LIABILITIES             Schedule XIII                 18

NOTES TO FINANCIAL STATEMENTS               Schedule XIV                  19

COMPARATIVE INCOME STATEMENT                Schedule XV                   20

ANALYSIS OF BILLING - ASSOCIATE
COMPANIES                                   Account 457                   21

ANALYSIS OF BILLING - NONASSOCIATE          Account 458                   22
COMPANIES

ANALYSIS OF CHARGES FOR SERVICE -
ASSOCIATE AND NONASSOCIATE COMPANIES        Schedule XVI                  23

SCHEDULE OF EXPENSE BY DEPARTMENT OR
SERVICE FUNCTION                            Schedule XVII               24-25

DEPARTMENTAL ANALYSIS OF SALARIES           Account 920                   26

OUTSIDE SERVICES EMPLOYED                   Account 923                   27

EMPLOYEE PENSIONS AND BENEFITS              Account 926                   28

GENERAL ADVERTISING EXPENSES                Account 930.1                 29

MISCELLANEOUS GENERAL EXPENSES              Account 930.2                 30

RENTS                                       Account 931                   31

TAXES OTHER THAN INCOME TAXES               Account 408                   32

DONATIONS                                   Account 426.1                 33

OTHER DEDUCTIONS                            Account 426.5                 34

NOTES TO STATEMENT OF INCOME                Schedule XVIII                35




                LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                --------------------------------------------


Description of Reports or Statements                                  Page No.
------------------------------------                                  --------

  ORGANIZATION CHART                                                      36

  METHODS OF ALLOCATION                                                   37

  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED              38

  ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                      38A

  SIGNATURE PAGE                                                          39



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 ---------------------------------------------------------------------------------------------------
 ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
 ---------------------------------------------------------------------------------------------------
                                                                       2001         2000
         SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
         ------------------------
 101     Service company property (Schedule II)                      $  -         $ 37,138
 107     Construction work in progress (Schedule II)                    -              416
                                                                    --------      --------
             Total Property                                             -           37,554
                                                                    --------      --------
 108     Less accumulated provision for depreciation and
         amortization of service company property (Schedule III)        -           15,771
                                                                    --------      --------
             Net Service Company Property                               -           21,783
                                                                    --------      --------
         INVESTMENTS
         -----------
 123     Investments in associate companies (Schedule IV)               -             -
 124     Other investments (Schedule IV)                                -             -
                                                                    --------      --------
             Total Investments                                          -             -
                                                                    --------      --------
         CURRENT AND ACCRUED ASSETS
         --------------------------
 131     Cash                                                             36          -
 134     Special deposits                                               -             -
 135     Working funds                                                  -             -
 136     Temporary cash investments (Schedule IV)                       -             -
 141     Notes receivable                                               -             -
 143     Accounts receivable                                           3,119         4,517
 144     Accumulated provision of uncollectible accounts                -             -
 146     Accounts receivable from associate companies (Schedule V)    58,058        49,194
 152     Fuel stock expenses undistributed (Schedule VI)                -             -
 154     Materials and supplies                                         -           71,312
 163     Stores expense undistributed (Schedule VII)                    -               46
 165     Prepayments                                                    -            1,188
 174     Miscellaneous current and accrued assets (Schedule VIII)       -             -
                                                                    --------      --------
             Total Current and Accrued Assets                         61,213       126,257
                                                                    --------      --------
         DEFERRED DEBITS
         ---------------
 181     Unamortized debt expense                                       -             -
 184     Clearing accounts                                              -                8
 186     Miscellaneous deferred debits (Schedule IX)                   1,062        33,715
 188     Research, development, or demonstration
         expenditures (Schedule X)                                      -             -
 189     Unamortized loss on reacquired debt                            -             -
 190     Accumulated deferred income taxes                            29,578        42,252
                                                                    --------      --------
             Total Deferred Debits                                    30,640        75,975
                                                                    --------      --------
             TOTAL ASSETS AND OTHER DEBITS                          $ 91,853      $224,015
                                                                    ========      ========


                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 ---------------------------------------------------------------------------------------------------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
 ---------------------------------------------------------------------------------------------------
                                                                       2001         2000
         PROPRIETARY CAPITAL                                       (Thousands of Dollars)
         -------------------
 201     Common stock issued  (Schedule XI)                         $     15      $     15
 211     Miscellaneous paid-in-capital (Schedule XI)                  15,229        15,229
 215     Appropriated retained earnings (Schedule XI)                   -             -
 216     Unappropriated retained earnings (Schedule XI)                  851           439
                                                                    --------      --------
             Total Proprietary Capital                                16,095        15,683
                                                                    --------      --------
         LONG-TERM DEBT
         --------------
 223     Advances from associate companies (Schedule XII)               -             -
 224     Other long-term debt (Schedule XII)                            -             -
 225     Unamortized premium on long-term debt                          -             -
 226     Unamortized discount on long-term debt-debit                   -             -
                                                                    --------      --------
             Total Long-Term Debt                                       -             -
                                                                    --------      --------
         CURRENT AND ACCRUED LIABILITIES
         -------------------------------
 231     Notes payable                                                  -             -
 232     Accounts payable                                              5,237        36,303
 233     Notes payable to associate companies (Schedule XIII)           -             -
 234     Accounts payable to associate companies (Schedule XIII)       5,575        16,281
 236     Taxes accrued                                                (2,547)         (363)
 237     Interest accrued                                               -             -
 238     Dividends declared                                             -             -
 241     Tax collections payable                                          (8)          294
 242     Miscellaneous current and accrued
         liabilities (Schedule XIII)                                  50,521       130,474
                                                                    --------      --------
             Total Current and Accrued Liabilities                    58,778       182,989
                                                                    --------      --------
         DEFERRED CREDITS
         ----------------
 253     Other deferred credits                                       16,017        24,364
 255     Accumulated deferred investment tax credits                     963           979
                                                                    --------      --------
             Total Deferred Credits                                   16,980        25,343
                                                                    --------      --------
 282     ACCUMULATED DEFERRED INCOME TAXES                              -             -
         ---------------------------------                          --------      --------

TOTAL LIABILITIES AND PROPRIETARY CAPITAL                           $ 91,853      $224,015
                                                                    ==========    ========


                     ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                             For the Year Ended December 31, 2001

                            SCHEDULE II - SERVICE COMPANY PROPERTY

---------------------------------------------------------------------------------------------------
                                       BALANCE AT             RETIREMENTS                 BALANCE
                                       BEGINNING                  OR         OTHER        AT CLOSE
                 DESCRIPTION            OF YEAR    ADDITIONS     SALES     CHANGES(1)     OF YEAR
---------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
301  ORGANIZATION
303  MISCELLANEOUS INTANGIBLE PLANT
304  LAND AND LAND RIGHTS
305  STRUCTURES AND IMPROVEMENTS
306  LEASEHOLD IMPROVEMENTS
307  EQUIPMENT (2)
308  OFFICE FURNITURE AND EQUIPMENT
309  AUTOMOBILES, OTHER VEHICLES
     AND RELATED GARAGE EQUIPMENT
310  AIRCRAFT AND AIRPORT EQUIPMENT
311  OTHER SERVICE COMPANY
     PROPERTY (3)

321  STRUCTURES AND IMPROVEMENTS        $33,296     $  -         $  -         $(33,296)    $   -
322  REACTOR PLANT EQUIPMENT
324  ACCESSORY ELECTRIC EQUIPMENT            27                                    (27)        -
325  MISCELLANEOUS POWER PLANT
     EQUIPMENT                            2,964      (188)          -           (2,776)        -
391  OFFICE FURNITURE AND EQUIPMENT         851        30           -             (881)        -
                                       --------     -----        ------       ---------   -------
          SUB-TOTAL                      37,138      (158)          -          (36,980)(A)     -
                                       --------     -----        ------       ---------   -------
107  CONSTRUCTION WORK IN
     PROGRESS (4)                           416      (407)                          (9)(B)     -
                                       --------     -----        ------       ---------   -------
          TOTAL                         $37,554     $(565)       $  -         $(36,989)   $   -
                                       ========     =====        ======       =========   =======
---------------------------------------------------------------------------------------------------
(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    (A)  SALE OF MILLSTONE STATION TO DOMINION               (36,976)
         TRANSFER TO CL&P                                         (4)
                                                             -------
                                                             (36,980)

    (B)  SALE OF MILLSTONE STATION TO DOMINION                    (9)

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
    SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
    THE BALANCE AT THE CLOSE OF THE YEAR:


---------------------------------------------------------------------------------------------------
            SUBACCOUNT DESCRIPTION                             ADDITIONS                  OF YEAR
---------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
                                       NONE
---------------------------------------------------------------------------------------------------

(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

---------------------------------------------------------------------------------------------------

(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:


                     ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                             For the Year Ended December 31, 2001

                                         SCHEDULE III

                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                          AMORTIZATION OF SERVICE COMPANY PROPERTY
                         ------------------------------------------

---------------------------------------------------------------------------------------------------
                                                    ADDITIONS                 OTHER
                                        BALANCE AT   CHARGED                 CHANGES     BALANCE
                                        BEGINNING      TO                      ADD       AT CLOSE
                 DESCRIPTION             OF YEAR    ACCT 403   RETIREMENTS  (DEDUCT)1/   OF YEAR
---------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Account
-------
  301   ORGANIZATION
  303   MISCELLANEOUS INTANGIBLE PLANT
  304   LAND AND LAND RIGHTS
  305   STRUCTURES AND IMPROVEMENTS
  306   LEASEHOLD IMPROVEMENTS
  307   EQUIPMENT
  308   OFFICE FURNITURE AND FIXTURES
  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT
  310   AIRCRAFT AND AIRPORT EQUIPMENT
  311   OTHER SERVICE COMPANY
        PROPERTY

  321   STRUCTURES AND IMPROVEMENTS        $12,863     $207       $ -        $(13,070)     $ -
  322   REACTOR PLANT EQUIPMENT               -          -          -            -           -
  324   ACCESSORY ELECTRIC EQUIPMENT            14       -          -             (14)       -
  325   MISCELLANEOUS POWER PLANT
        EQUIPMENT                            2,055       11         -          (2,066)       -
  391   OFFICE FURNITURE AND FIXTURES          839        4         -            (843)       -
                                           -------     ----       ----       --------      ----
             TOTAL                         $15,771     $222       $ -        $(15,993)     $ -
                                           =======     ====       ====       ========      ====
---------------------------------------------------------------------------------------------------
     1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                      Sale of Millstone to DRI/CLP           $(15,993)
                                                                             --------
                                                                             $(15,993)
                                                                             ========



                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 2001


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

------------------------------------------------------------------------------------------
                                                               BALANCE AT      BALANCE AT
                                                                BEGINNING        CLOSE
                       DESCRIPTION                               OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

                                                      NONE

ACCOUNT 124 - OTHER INVESTMENTS

                                                      NONE

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

                                                      NONE


                                                                ----------       ---------
                                           TOTAL                $                $
                                                                ==========       =========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2001

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Northeast Utilities System Money Pool                              $ 9,300      $56,900
Northeast Generation Services Company                                   41         -
The Connecticut Light and Power Company                             12,343        1,158
Western Massachusetts Electric Company                               2,882         -
Northeast Utilities Service Company                                 24,548         -
North Atlantic Energy Company                                          (10)        -
North Atlantic Energy Service Corporation                               59         -
Public Service Company of New Hampshire                                 31         -
                                                                   -------      -------
                                             TOTAL                 $49,194      $58,058
                                                                   =======      =======
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

               See page 10A for details.


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2001

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                                  TOTAL
                        DESCRIPTION                                             PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

The Connecticut Light and Power Company                                         $     14
Western Massachusetts Electric Company                                                 3
North Atlantic Energy Service Corporation                                            385
Northeast Generation Services Company                                                 62
Northeast Utilities Service Company                                                   13
                                                                                --------
                                             TOTAL                              $    477
                                                                                ========

Convenience payments result primarily from the following items:

Department of Energy Decontamination and
Membership Dues                                                                 $    316
Engineering Services                                                                  64
Miscellaneous (27 items)                                                              97
                                                                                --------
                                             TOTAL                              $    477
                                                                                ========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2001

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

------------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR      EXPENSES        TOTAL
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                     $  -          $  -          $  -
                                                ======        ======        ======


             ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                        For the Year Ended December 31, 2001

                    SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-----------------------------------------------------------------------------------
             DESCRIPTION                         LABOR     EXPENSES     TOTAL
-----------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

Beginning Balance as of January 1, 2001                                 $    46
                                                                        -------

Activity for the year:

Stores expense undistributed                      $ 483    $ 2,043        2,526

The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light & Power Company              (353)    (1,490)      (1,843)
Western Massachusetts Electric Company              (82)      (348)        (430)
Public Service Company of New Hampshire              (5)       (20)         (25)
Nonassociate Companies (see page 22
  for list of the companies)                        (52)      (222)        (274)
                                                  ------   -------      -------
Stores expense distributed                         (492)    (2,080)      (2,572)
                                                  -----    -------      -------
Net Activity for year                             $  (9)   $   (37)         (46)
                                                  =====    =======      -------

Ending Balance as of December 31, 2001                                  $  -
                                                                        =======


                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 2001

                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS          $   -         $   -

                                                        NONE

                                                                ---------     ---------
                                              TOTAL             $   -         $   -
                                                                =========     =========


                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 2001

                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------
                                                         BALANCE AT    BALANCE AT
                                                         BEGINNING       CLOSE
                         DESCRIPTION                      OF YEAR       OF YEAR
-------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Long term receivable from Rocky River
  Realty Company (associated company)                     $ 6,039        $  -
RABBI Trust funding                                           952           -
Employee performance payments                                  46           -
Unfunded supplemental executive retirement plan             1,062          1,062
Decommissioning costs - Millstone Unit No. 1               23,890           -
Restricted stock - unearned compensation                       11             11
Stores expense clearing                                        25           -
Unissued non-inventory stock materials                        108           -
Displaced worker protection coverage                        1,824           -
Nuclear revenue initiatives                                   (63)          -
Sale of inventory                                            (183)          -
Other deferred debits
  (2 items in 2001 and 6 items in 2000)                         4           (11)
                                                          -------        ------
                                              TOTAL       $33,715        $1,062
                                                          =======        ======


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2001

                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------------
                             DESCRIPTION                                AMOUNT
-------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES


EPRI Research Dues                                                      $  44
Services Billed from Northeast Utilities
  Service Company (Associated Company)                                     31
Internal Charges                                                          690
Nuclear Oversight Audit - Environmental Quality                            13
ISO 14001 Environmental Audit                                             147
Larval Winter Flounder Studies                                             22
Master Manual 28 Implementation                                            39
Scientific/Technical NPDES Permit                                          40
Preventive Maintenance Millstone MET System                                45
Miscellaneous Projects                                                     12

The above expenses are billed back to each of the associated companies listed below:

   The Connecticut Light and Power Company                               (819)
   Western Massachusetts Electric Company                                (191)
   Public Service Company of New Hampshire                                (22)
   Nonassociate Companies (see page 22 for list
     of the companies)                                                    (51)
                                                                        -----
                                                 TOTAL                  $ -
                                                                        =====


                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 2001

                                        SCHEDULE XI

                                    PROPRIETARY CAPITAL

---------------------------------------------------------------------------------------------
                                       NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
 ACCOUNT                                SHARES         VALUE     ----------------------------
 NUMBER     CLASS OF STOCK            AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
---------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                                of Dollars)
201       COMMON STOCK ISSUED            60,000         $10           1,500         $15
---------------------------------------------------------------------------------------------
INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

---------------------------------------------------------------------------------------------
              DESCRIPTION                                            AMOUNT
---------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                         $15,229

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                            -
                                                                     -------
                                                       TOTAL         $15,229
                                                                     =======
---------------------------------------------------------------------------------------------
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.

---------------------------------------------------------------------------------------------
                                      BALANCE AT     NET INCOME                 BALANCE AT
                                       BEGINNING        OR         DIVIDENDS       CLOSE
              DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
---------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                     $438          $413            -           $851
                                         ----          ----          -----         ----
                              TOTAL      $438          $413                        $851
                                         ====          ====          =====         ====


                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                    For the Year Ended December 31, 2001

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------
                                                                 BALANCE                      BALANCE
                        TERMS OF OBLIG.  DATE                       AT                           AT
                        CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING          DEDUCTIONS CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS    (1)    OF YEAR
---------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                    NONE
                                                       ===============================================

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

    TOTAL OTHER LONG-TERM DEBT                                            NONE
                                                       ===============================================



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 2001

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
---------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities System Money Pool                           $    -          $  -

                                                                ----------      -------
                                           TOTAL                $    -          $  -
                                                                ==========      =======
---------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Connecticut Light and Power Company                         $    (204)      $  -
Western Massachusetts Electric Company                                 45          -
Northeast Utilities Service Company                                 9,644         5,575
Northeast Utilities                                                   160          -
Public Service Company of New Hampshire                              -             -
North Atlantic Energy Service Corporation                               1          -
Northeast Generation Services Company                               6,635          -
                                                                ---------       -------
                                           TOTAL                $  16,281       $ 5,575
                                                                =========       =======
---------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Millstone 3 Funding Liability                                   $  30,717       $ 1,057
Pension Cost                                                       76,969        49,440
Employee Stock Option Plan Accrual                                    386          -
Performance Reward Program                                         19,185            20
Payroll Accrual                                                     4,403           (13)
Severance Accrual                                                  (1,176)         -
Miscellaneous (3 items in 2001 and 6 items in 2000)                   (10)           17
                                                                ---------       -------
                                           TOTAL                $ 130,474       $50,521
                                                                =========       =======



              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 2001

                                SCHEDULE XIV

                        NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General
     Northeast Nuclear Energy Company (NNECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation, Holyoke Water Power Company, and Yankee Energy System, Inc. are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by NU.

     On March 31, 2001, CL&P and WMECO consummated the sale of Millstone 1 and 2 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI). CL&P, PSNH and WMECO sold their ownership interests in Millstone 3 to DNCI. This sale included all of the respective joint ownership interests of CL&P, PSNH and WMECO in Millstone 3. The NU system received approximately $1.2 billion of cash proceeds from the sale and applied the proceeds to taxes and reductions of debt and equity at CL&P, PSNH and WMECO. As part of the sale, DNCI assumed responsibility for decommissioning the three Millstone units.

     Prior to March 31, 2001, NNECO acted as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. Until that date, the costs of the nuclear units were recorded by CL&P, PSNH, WMECO, and the unaffiliated utilities based on their proportionate ownership shares.

     Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility of the Seabrook Station nuclear unit.

     All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

     Public Utility Regulation
     NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and NU and its subsidiaries, including NNECO, are subject to the provisions of the 1935 Act.

     Depreciation
     The provision for depreciation was calculated using the straight-line method based on the estimated useful remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates were applied to plant-in-service from the time they were placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.

     Revenues
     The company provided services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

2.   SHORT-TERM DEBT

     Certain subsidiaries of NU, including NNECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2001 and 2000, NNECO had $56.9 million in lendings to and no borrowings from or lendings to the Pool, respectively. The interest rate on lendings to the Pool at December 31, 2001, was 1.5 percent.

3.   LEASES

     Prior to March 31, 2001, the company entered into lease agreements with two unaffiliated third parties for the use of nuclear control room simulators for Millstone 2 and CL&P's and WMECO's share of the simulator for Millstone 3. In addition, the company's affiliates entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, and office space. NNECO was billed for its proportionate share of these leases through the intercompany billing system. In conjunction with the sale of the Millstone units, these lease agreements were either transferred to DNCI or terminated.

     Capital lease rental payments charged to operating expense were $0.9 million through March 31, 2001, and $2.8 million in 2000. Interest included in capital lease rental payments was $0.02 million through March 31, 2001, and $0.3 million in 2000. Operating lease rental payments charged to expense were $0.06 million through March 31, 2001, and $2.3 million in 2000.

4.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The NU system companies, including NNECO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NNECO's portion of the NU system's total pension credit, part of which was credited to utility plant, was $53.6 million in 2001. NNECO's portion of the NU system's total pension cost, part of which was charged to utility plant, was $8.9 million in 2000.

     Currently, NNECO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code.

     The NU system companies, including NNECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. The NU system companies annually fund postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

     Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

     --------------------------------------------------------------------------------------
                                                       At December 31,
     --------------------------------------------------------------------------------------
                                        Pension Benefits           Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)              2001        2000            2001             2000
     --------------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year.......... $(199.9)    $(190.0)         $(25.7)          $(22.4)
     Service cost....................    (2.3)       (8.9)           (0.4)            (1.5)
     Interest cost...................   (10.7)      (14.4)           (1.8)            (1.9)
     Transfers.......................     0.2        (6.5)             -                -
     Actuarial loss..................    (8.2)       (0.9)          (11.3)            (1.6)
     Benefits paid...................    39.3        20.8             2.1              1.7
     Settlements and other...........    37.0          -             11.9               -
     --------------------------------------------------------------------------------------
     Benefit obligation
       at end of year................ $(144.6)    $(199.9)         $(25.2)          $(25.7)
     --------------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year..........  $137.4     $ 152.2          $ 15.7           $ 14.5
     Actual return on plan assets....    (5.4)       (0.5)           (1.9)             0.8
     Employer contribution...........      -           -               -               2.1
     Transfers.......................    (0.2)        6.5              -                -
     Benefits paid...................   (39.3)      (20.8)           (2.1)            (1.7)
     --------------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year................ $  92.5     $ 137.4          $ 11.7           $ 15.7
     --------------------------------------------------------------------------------------
     Funded status at December 31.... $ (52.1)    $ (62.5)          (13.5)          $(10.0)
     Unrecognized transition
       (asset)/obligation............    (0.8)       (1.1)             -               3.3
     Unrecognized prior service cost.      -          9.3              -                -
     Unrecognized net loss/(gain)....     3.5       (22.7)            4.9              6.7
     --------------------------------------------------------------------------------------
     Accrued benefit cost............ $ (49.4)    $ (77.0)         $ (8.6)          $   -
     --------------------------------------------------------------------------------------

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     --------------------------------------------------------------------------
                                              At December 31,
     --------------------------------------------------------------------------
                                     Pension Benefits   Postretirement Benefits
     --------------------------------------------------------------------------
                                       2001      2000       2001       2000
     --------------------------------------------------------------------------
     Discount rate...................  7.25%     7.50%       7.25%      7.50%
     Compensation/progression rate...  4.25      4.50        4.25       4.50
     Health care cost trend rate (a).   N/A       N/A       11.00       5.26
     --------------------------------------------------------------------------

     (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

     The components of net periodic benefit (credit)/cost are:

     --------------------------------------------------------------------------------------
                                                 For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                           Pension Benefits      Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                 2001        2000        2001             2000
     --------------------------------------------------------------------------------------
     Service cost........................  $  2.3     $  8.9       $ 0.4            $ 1.5
     Interest cost.......................    10.7       14.4         1.8              1.9
     Expected return on plan assets......   (11.4)     (13.0)       (1.4)            (1.2)
     Amortization of unrecognized net
       transition (asset)/obligation.....    (0.2)      (0.1)        0.1              0.3
     Amortization of prior service cost..      -         0.8          -                -
     Amortization of actuarial gain......    (1.9)      (2.1)         -                -
     Other amortization, net.............      -          -          0.2             (0.4)
     Settlements and other...............   (53.1)        -          3.3               -
     --------------------------------------------------------------------------------------
     Net periodic benefit (credit)/cost..  $(53.6)    $  8.9       $ 4.4            $ 2.1
     --------------------------------------------------------------------------------------

     For calculating pension and postretirement benefit costs, the following assumptions were used:

     --------------------------------------------------------------------------------------
                                                 For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                           Pension Benefits      Postretirement Benefits
     --------------------------------------------------------------------------------------
                                           2001        2000        2001             2000
     --------------------------------------------------------------------------------------
     Discount rate......................   7.50%       7.75%       7.50%            7.75%
     Expected long-term rate of return..   9.50        9.50         N/A              N/A
     Compensation/progression rate......   4.50        4.75        4.50             4.75
     Long-term rate of return -
       Health assets, net of tax........    N/A         N/A        7.50             7.50
       Life assets......................    N/A         N/A        9.50             9.50
     --------------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                           One Percentage      One Percentage
     (Millions of Dollars)                 Point Increase      Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components..........       $0.1               $(0.1)
     Effect on postretirement
       benefit obligation................       $0.2               $(0.2)
     --------------------------------------------------------------------------

     The trust holding the health plan assets is subject to federal income taxes.

                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                       FOR THE YEAR ENDED DECEMBER 31, 2001

                                   SCHEDULE XV

                          COMPARATIVE INCOME STATEMENT

-----------------------------------------------------------------------------------
  ACCOUNT         DESCRIPTION                                 2001         2000
-----------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
           INCOME
           ------
    457    Services rendered to associate companies         $ 97,479       $280,596
    458    Services rendered to nonassociate companies        29,270         51,379
    421    Miscellaneous income or loss                          239          1,211
                                                            --------       --------
                                     Total Income           $126,988       $333,186
                                                            ========       ========

           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering            $ 13,381       $ 46,801
    519    Coolants and Water                                  1,586          4,587
    520    Steam Expenses                                      9,355         25,244
    523    Electric Expenses                                    (195)           109
    524    Miscellaneous Nuclear Power Expenses               18,037         71,654
    525    Rents                                                 691          3,995
    528    Maintenance Supervision and Engineering             7,106         28,717
    529    Maintenance of Structures                           3,861         14,780
    530    Maintenance of Reactor Plant Equipment             34,776         33,491
    531    Maintenance of Electric Plant                       5,145         29,112
    532    Maintenance of Miscellaneous Nuclear Plant            120          1,272
  Transmission Expenses
    560    Operation Supervision and Engineering                -              -
    562    Station Expenses                                      339          1,365
    566    Miscellaneous Transmission Expenses                  -              -
    568    Maintenance Supervision and Engineering              -              -
    569    Maintenance of Structures                            -              -
    570    Maintenance of Station Equipment                     -              -
  Administrative and General Expenses
    920    Salaries and wages                                  5,925         15,187
    921    Office supplies and expenses                          909          3,219
    922    Administrative expense transferred-credit            -              -
    923    Outside services employed                             919         13,016
    924    Property insurance                                 (4,763)        (1,511)
    925    Injuries and damages                                 (371)         1,938
    926    Employee pensions and benefits                     23,921         21,261
    928    Regulatory commission expense                           9             43
    930.1  General advertising expenses                         -              -
    930.2  Miscellaneous general expenses                        (11)           388
    931    Rents                                                 574          2,492
    935    Maintenance of structures and equipment                46            172
  All other expenses
    403    Depreciation and amortization expense                 206          1,119
    408    Taxes other than income taxes                       5,588         11,288
    409    Income taxes                                       (5,105)         2,354
    410    Provision for deferred income taxes                10,891          8,785
    411.5  Provision for deferred income taxes-credit         (7,424)       (13,096)
    411.6  Investment tax credit                                 (16)           (65)
    426.1  Donations                                              96             27
    426.5  Other deductions                                      526            620
    427    Interest on long-term debt                             98            546
    430    Interest on debt to associate companies               114          1,592
    431    Other interest expense                                241            935
                                                            --------       --------
                                     Total Expense           126,575        331,437
                                                            --------       --------
                         Net Income                         $    413       $  1,749
                                                            ========       ========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                       For the Year Ended December 31, 2001

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

------------------------------------------------------------------------------------
                                     DIRECT     INDIRECT    COMPENSATION    TOTAL
                                     COSTS       COSTS        FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY           CHARGED     CHARGED      OF CAPITAL     BILLED
------------------------------------------------------------------------------------
                                                (Thousands of Dollars)

                                     457-1       457-2         457-3
                                   ---------   --------     ----------
The Connecticut Light and
  Power Company                     $79,806      $ -          $1,750       $81,556
Western Massachusetts
  Electric Company                   13,467                      410        13,877
Public Service Company
  of New Hampshire                    2,037                        9         2,046
                                    -------     -------       ------       -------
                   TOTAL            $95,310     $  -          $2,169       $97,479
                                    =======     =======       ======       =======


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 2001

                              ANALYSIS OF BILLING

                            NONASSOCIATE COMPANIES
                                  ACCOUNT 458

---------------------------------------------------------------------------------------------------------
                                    DIRECT    INDIRECT   COMPENSATION                EXCESS      TOTAL
                                    COSTS      COSTS      FOR USE       TOTAL          OR        AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED    CHARGED    OF CAPITAL     COSTS      DEFICIENCY    BILLED
---------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

                                    458-1      458-2       458-3                     458-4
                                    -----      -----       -----                     -----
Central Maine Power Company        $ 2,298     $ -         $    8      $ 2,306       $ -         $2,306
Central Vermont Public Service       1,592                      5        1,597                    1,597
Montaup Electric Co.                 3,639                     12        3,651                    3,651
New England Power Co.               11,241                     38       11,279                   11,279
United Illuminating Company          3,384                     11        3,395                    3,395
Fitchburg Gas & Electric Co.           199                      1          200                      200
Chicopee Municipal Electric          1,251                      4        1,255                    1,255
Massachusetts Municipal
  Wholesale                          4,234                     15        4,249                    4,249
Lyndonville Electric Department         45                     -            45                       45
Connecticut Municipal Electric
  Coop                                 963                      3          966                      966
Vermont Electric Gen. & Trans.         326                      1          327                      327
                                   -------     ----        ------      -------       ----       -------
                                   $29,172     $ -         $   98      $29,270       $ -        $29,270
                                   =======     ====        ======      =======       ====       =======

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Millstone Unit 3 for the nonassociate companies.


                                                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                                        For the Year Ended December 31, 2001

                                                                    SCHEDULE XVI
                                                         ANALYSIS OF CHARGES FOR SERVICE
                                                      ASSOCIATE AND NONASSOCIATE COMPANIES


-----------------------------------------------------------------------------------------------------------------------------------
                                            ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE

ACCOUNT                                      DIRECT  INDIRECT             DIRECT    INDIRECT              DIRECT  INDIRECT
NUMBER       DESCRIPTION OF ITEMS             COST     COST    TOTAL       COST       COST     TOTAL       COST     COST    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              (Thousands of Dollars)
Nuclear Power Expenses
517     OPERATION SUPERVISION AND
          ENGINEERING                       $10,980   $ -     $10,980    $ 2,401     $ -       $ 2,401    $ 13,381  $ -   $ 13,381
519     COOLANTS AND WATER                    1,289     -       1,289        297       -           297       1,586    -      1,586
520     STEAM EXPENSES                        7,465     -       7,465      1,890       -         1,890       9,355    -      9,355
523     ELECTRIC EXPENSES                      (157)    -        (157)       (38)      -           (38)       (195)   -       (195)
524     MISCELLANEOUS NUCLEAR
          POWER EXPENSES                     14,780     -      14,780      3,257       -         3,257      18,037    -     18,037
525    RENTS                                    328     -         328         57       -            57         385    -        385
528    MAINTENANCE SUPERVISION
         AND ENGINEERING                      5,419     -       5,419      1,687       -         1,687       7,106    -      7,106
529    MAINTENANCE OF STRUCTURES              2,993     -       2,993        868       -           868       3,861    -      3,861
530    MAINTENANCE OF REACTOR
         PLANT EQUIPMENT                     24,153     -      24,153     10,623       -        10,623      34,776    -     34,776
531    MAINTENANCE OF ELECTRIC PLANT          3,880     -       3,880      1,265       -         1,265       5,145    -      5,145
532    MAINTENANCE OF MISCELLANEOUS
         NUCLEAR PLAN                           109     -         109         11       -            11         120    -        120
Transmission Expenses
560    OPERATION SUPERVISION AND
         ENGINEERING                           -        -        -          -          -          -           -       -       -
562    STATION EXPENSES                          27     -          27        312       -           312         339    -        339
566    MISCELLANEOUS TRANSMISSION
         EXPENSES                              -        -        -          -          -          -           -       -       -
568    MAINTENANCE SUPERVISION AND
         ENGINEERING                           -        -        -          -          -          -           -       -       -
569    MAINTENANCE OF STRUCTURES               -        -        -          -          -          -           -       -       -
570    MAINTENANCE OF STATION
         EQUIPMENT                             -        -        -          -          -          -           -       -       -
Administrative and General Expenses
920    SALARIES AND WAGES                    5,050      -       5,050        875       -           875       5,925    -      5,925
921    OFFICE SUPPLIES AND EXPENSES            759      -         759        150       -           150         909    -        909
922    ADMINISTRATIVE EXPENSE
         TRANSFERRED-CREDIT                   -         -        -          -          -          -           -       -       -
923    OUTSIDE SERVICES EMPLOYED               759                759        160       -           160         919             919
924    PROPERTY INSURANCE                   (4,154)     -      (4,154)      (609)      -          (609)     (4,763)   -     (4,763)
925    INJURIES AND DAMAGES                   (366)     -        (366)        (5)      -            (5)       (371)   -       (371)
926    EMPLOYEE PENSIONS AND
         BENEFITS                           19,110      -      19,110      4,811       -         4,811      23,921    -     23,921
928    REGULATORY COMMISSION
         EXPENSE                                 8      -           8          1       -             1           9    -          9
930.1  GENERAL ADVERTISING EXPENSES           -         -        -          -          -           -          -       -       -
930.2  MISCELLANEOUS GENERAL
         EXPENSES                              (10)     -         (10)        (1)      -            (1)        (11)   -        (11)
931    RENTS                                   477      -         477         97       -            97         574    -        574
935    MAINTENANCE OF STRUCTURES
         AND EQUIPMENT                          39      -          39          7       -             7          46    -         46
All other expenses
403    DEPRECIATION AND AMORTIZATION
         EXPENSES                              172      -         172         34       -            34         206    -        206
408    TAXES OTHER THAN INCOME TAXES         4,646      -       4,646        942       -           942       5,588    -      5,588
409    INCOME TAXES                         (5,105)     -      (5,105)      -          -          -         (5,105)   -     (5,105)
410    PROVISION FOR DEFERRED
         INCOME TAXES                       10,891      -      10,891       -          -          -         10,891    -     10,891
411    PROVISION FOR DEFERRED
         INCOME TAXES-CREDIT                (7,424)     -      (7,424)      -          -          -         (7,424)   -     (7,424)
411.5  INVESTMENT TAX CREDIT                   (16)     -         (16)      -          -          -            (16)   -        (16)
426.1  DONATIONS                                80      -          80         16       -            16          96    -         96
426.5  OTHER DEDUCTIONS                        441      -         441         85       -            85         526    -        526
427    INTEREST ON LONG-TERM DEBTS            -         -        -          -          -          -           -       -       -
430    INTEREST ON DEBT TO
         ASSOCIATE COMPANIES                  -         -        -          -          -          -           -       -       -
431    OTHER INTEREST EXPENSE                  241      -         241       -          -          -           241     -        241
                                           -------    ----    -------    -------      ----     -------   --------   ----  --------
                 SUBTOTAL EXPENSES =        96,864      -      96,864     29,193       -        29,193    126,057     -    126,057

       COMPENSATION FOR USE
         OF CAPITAL =
427    INTEREST ON LONG-TERM DEBTS                                 98                             -                             98
430    INTEREST ON DEBT TO
         ASSOCIATE COMPANIES                                      114                             -                            114
431    OTHER INTEREST EXPENSE                                    -                                -                           -
525    RENTS                                                      208                               98                         306
                                                              -------                          -------                    --------
                 TOTAL EXPENSES =                              97,284                           29,291                     126,575
421    MISCELLANEOUS INCOME - CREDIT          (218)     -        (218)       (21)      -           (21)      (239)    -       (239)
       NET INCOME                                                 413                             -                            413
                                           -------    ----    -------    -------      ----     -------   --------   ----  --------
            TOTAL COST OF SERVICE =        $96,646    $ -     $97,479    $29,172      $ -      $29,270   $125,818   $ -   $126,749
                                           =======    ====    =======    =======      ====     =======   ========   ====  ========

       INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                         For the Year Ended December 31, 2001

                                                     SCHEDULE XVII
                                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                                            DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------------------
                                                                              DEPARTMENT OR SERVICE FUNCTION
                                                                           ------------------------------------
ACCOUNT                                              TOTAL                  MILLSTONE   MILLSTONE    MILLSTONE
NUMBER       DESCRIPTION OF ITEMS                   AMOUNT     OVERHEAD      UNIT #1     UNIT #2      UNIT #3
---------------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
Nuclear Power Expenses
517    OPERATION SUPERVISION AND ENGINEERING       $13,381     $  -         $  (11)      $ 5,817      $ 7,575
519    COOLANTS AND WATER                            1,586        -            -             656          930
520    STEAM EXPENSES                                9,355        -            (37)        3,812        5,580
523    ELECTRIC EXPENSES                              (195)       -            -             (77)        (118)
524    MISCELLANEOUS NUCLEAR POWER EXPENSES         18,037        -            (29)        8,097        9,969
525    RENTS                                           691       306             1           194          190
528    MAINTENANCE SUPERVISION AND ENGINEERING       7,106        -            (17)        1,856        5,267
529    MAINTENANCE OF STRUCTURES                     3,861        -              9         1,138        2,714
530    MAINTENANCE OF REACTOR PLANT EQUIPMENT       34,776        -            (71)        1,633       33,214
531    MAINTENANCE OF ELECTRIC PLANT                 5,145        -            (35)        1,226        3,954
532    MAINTENANCE OF MISCELLANEOUS NUCLEAR
         PLANT                                         120        -             14            72           34
Transmission Expenses
560    OPERATION SUPERVISION AND ENGINEERING          -           -             -           -            -
562    STATION EXPENSES                                339        -             -           -             339
566    MISCELLANEOUS TRANSMISSION EXPENSES            -           -             -           -            -
568    MAINTENANCE SUPERVISION AND ENGINEERING        -           -             -           -            -
569    MAINTENANCE OF STRUCTURES                      -           -             -           -            -
570    MAINTENANCE OF STATION EQUIPMENT               -           -             -           -            -
Administrative and General Expenses
920    SALARIES AND WAGES                            5,925        -             16         2,611        3,298
921    OFFICE SUPPLIES AND EXPENSES                    909        -             -            425          484
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT      -           -             -           -            -
923    OUTSIDE SERVICES EMPLOYED                       919        -             20           571          328
924    PROPERTY INSURANCE                           (4,763)       -         (1,216)       (1,644)      (1,903)
925    INJURIES AND DAMAGES                           (371)       -           (250)         (110)         (11)
926    EMPLOYEE PENSIONS AND BENEFITS               23,921        -           (981)        9,865       15,037
928    REGULATORY COMMISSION EXPENSE                     9        -           -                4            5
930.1  GENERAL ADVERTISING EXPENSES                   -           -           -             -            -
930.2  MISCELLANEOUS GENERAL EXPENSES                  (11)       -           -               (7)          (4)
931    RENTS                                           574        -           -              270          304
935    MAINTENANCE OF STRUCTURES AND EQUIPMENT          46        -           -               22           24
All other expenses
403    DEPRECIATION AND AMORTIZATION EXPENSES          206        -           -              100          106
408    TAXES OTHER THAN INCOME TAXES                 5,588        -            (47)         2,689       2,946
409    INCOME TAXES                                 (5,105)       -         (2,552)        (2,552)         (1)
410    PROVISION FOR DEFERRED INCOME TAXES          10,891        -          5,445          5,446        -
411    PROVISION FOR DEFERRED INCOME TAXES-CREDIT   (7,424)       -         (3,712)        (3,712)       -
411.5  INVESTMENT TAX CREDIT                           (16)       -             (8)            (8)       -
426.1  DONATIONS                                        96        -           -                45          51
426.5  OTHER DEDUCTIONS                                526        -              5            254         267
427    INTEREST ON LONG-TERM DEBTS                      98        98          -              -           -
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES         114       114          -              -           -
431    OTHER INTEREST EXPENSE                          241        -            120            121        -
                                                  --------      ----       -------        -------     -------
                              TOTAL EXPENSES =    $126,575      $518       $(3,336)       $38,814     $90,579
                                                  ========      ====       =======        =======     =======

       INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3
                      General Structure of Accounting System:
                      Uniform System of Accounts)



            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 2001

                               SCHEDULE XVII
                               -------------

                         KEYS FOR SERVICE FUNCTIONS
                         ---------------------------

  KEYS                        SERVICE FUNCTION
  ----                        -----------------
              The individual unit for which NNECO provides service is listed separately on Page 24.




                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 2001
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------


                                DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT             INCLUDED IN AMOUNTS BILLED TO          NUMBER OF
--------------------      -----------------------------------------   PERSONNEL
Indicate each dept.        TOTAL     PARENT     OTHER        NON        END
or service function.       AMOUNT   COMPANY  ASSOCIATES  ASSOCIATES   OF YEAR
--------------------      -----------------------------------------   ---------
                                         (Thousands of Dollars)
MILLSTONE UNIT #1          $   413   $ -      $   413       $ -           -

MILLSTONE UNIT #2           14,174     -       14,174         -           -

MILLSTONE UNIT #3           29,969     -       20,527        9,442        -
                           -------   ----     -------       ------      -----
                           $44,556   $ -      $35,114       $9,442        -
                           =======   ====     =======       ======      =====



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 2001

                          OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

--------------------------------------------------------------------------------------------
                                                                RELATIONSHIP
                                                                "A"-ASSOCIATE
                                                                  "NA"-NON
          FROM WHOM PURCHASED                  ADDRESS            ASSOCIATE     AMOUNT
--------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
ENGINEERING SERVICES
--------------------
DUKE ENGINEERING & SERVICES, INC                                     NA            224
ENERCON SERVICES, INC                                                NA            100
NORTHEAST GENERATION SERVICES                                        A           1,085
SECORE, L.L.C.                                                       NA            132
STEVENSON & ASSOCIATES                                               NA            187
STONE & WEBSTER INC                                                  NA          5,662
WESTINGHOUSE ELECTRIC CO., LLC                                       NA            111
MISCELLANEOUS (12 PAYEES)                                            NA            133
                                                                                ------
     TOTAL ENGINEERING SERVICES                                                  7,634
                                                                                ======
LEGAL SERVICES
--------------
MISCELLANEOUS (2 PAYEES)                                             NA             42
                                                                                ------
     TOTAL LEGAL SERVICES                                                           42
                                                                                ======
TEMPORARY EMPLOYMENT SERVICES
------------------------------
THE NUCON GROUP                                                      NA            154
MISCELLANEOUS (1 PAYEE)                                              NA              3
                                                                                ------
     TOTAL TEMPORARY EMPLOYMENT SERVICES                                           157
                                                                                ======
WATER TREATMENT SERVICES
------------------------
IONICS, INC                                                          NA            219
MISCELLANEOUS (1 PAYEE)                                              NA             66
                                                                                ------
     TOTAL WATER TREATMENT SERVICES                                                285
                                                                                ======

COMPUTERS SERVICES
------------------
SCIENTECH INC                                                        NA            158
MISCELLANEOUS (3 PAYEES)                                             NA             87
                                                                              --------
     TOTAL COMPUTER SERVICES                                                       245
                                                                              ========
OTHER SERVICES
--------------
BARTLETT SUPPORT SERVICES, INC.                                      NA            197
CALDON, INC.                                                         NA            211
CANNON SLINE, INC.                                                   NA            127
CARLIN CONTRACTING COMPANY INC                                       NA          1,813
DAY & ZIMMERMANN INTERNATIONAL, INC.                                 NA            135
DURATEK CHEM-NUCLEAR SYSTEMS                                         NA            663
ENTERGY OPERATIONS INC                                               NA          1,113
EXECUTIVE CONSULTING INC                                             NA            507
GENERAL ELECTRIC COMPANY                                             NA            205
GLOBAL NUCLEAR FUEL - AMERICA                                        NA            200
GTS DURATEK                                                          NA            931
HEWITT ASSOCIATES                                                    NA            104
IKON OFFICE SOLUTIONS, INC                                           NA            400
LEE HECHT HARRISON INC                                               NA            186
METCALF & EDDY                                                       NA            167
NILSSON & ASSOCIATES, LLC                                            NA            438
PERFORMANCE ABATEMENT SERVICES                                       NA            192
PERFORMANCE CONTRACTING INC                                          NA          1,567
PRICE WATERHOUSE COOPERS LLP                                         NA            163
STUDSVIK PROCESSING FACILTIY, LLC                                    NA            253
TRS STAFFING SOLUTIONS INC                                           NA            177
UNITED STATES NUCLEAR REGULATORY COMMISSION                          NA            109
WHITE & CASE, LLP                                                    NA          1,009
MISCELLANEOUS (169 PAYEES)                                           NA          2,061
                                                                              --------
     TOTAL OTHER SERVICES                                                       12,928
                                                                              ========
NORTHEAST UTILIITES SERVICE COMPANY
(Supplies centralized accounting,
administrative, data processing,
engineering, financial, legal,
operational, planning, purchasing,
and other services)                                                   A            448
                                                                              --------
     GRAND TOTAL                                                                21,739
                                                                              ========


                                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                         For the Year Ended December 31, 2001

                               OUTSIDE SERVICES EMPLOYED FOR PAYEES GREATER THAN $100,000


PAYEE NAME                          DESCRIPTION OF SERVICES RENDERED
-----------------------------------------------------------------------------------------------------------------------
ENGINEERING SERVICES
--------------------
DUKE ENGINEERING & SERVICES, INC    ENGINEERING SUPPORT FOR THE MILLSTONE DESIGN ENGINEERING GROUP
ENERCON SERVICES INC                PROVIDE A FINAL SAFETY ANALYSIS REPORT
NORTHEAST GENERATION SERVICES       PROVIDE SUPPORT FOR ANALYSIS OF MILLSTONE WATER INTAKE
SECORE, L.L.C.                      PROVIDE ENGINEERING SERVICES
STEVENSON & ASSOCIATES              PROVIDE TRAINING AND SOFTWARE SUPPORT FOR MP3 PASSPORT
STONE & WEBSTER INC                 PROVIDE INSTALLATION FOR U2 CHEM FLOORING AND SERVICE TO INSULATE THE 2"
                                    COPPER DOMESTIC WATER LINE BETWEEN THE FIRE WATER STORGAE TANKS AND THE
                                    FIRE PUMP HOSE
WESTINGHOUSE ELECTRIC CO            PROVIDE SUPPORT FOR ACCUMULATOR CHECK VALVE TESTING AT MILLSTONE 3

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
THE NUCON GROUP                     FURNISH TEMPORARY LABOR SERVICES


WATER TREATMENT SERVICES
-------------------------
IONICS, INC                         PROVIDE DEMINERALIZED WATER SERVICE FOR MILLSTONE 2

COMPUTER SERVICES
-----------------
SCIENTECH, INC                      CONSULTING SERVICES; MP2BOM - PARTS EVALUATION; 2001 RAPID INFORMATION SYS


OTHER SERVICES
--------------
BARTLETT SUPPORT SERVICES, INC      PROVIDE PROFESSIONAL SERVICES FOR SCAFFOLD SUPPORT FOR REFUELING OUTAGE PROJECT
CALDON INC                          PROVIDE PROFESSIONAL SERVICES FOR FLOWMETERS
CANNON SLINE,INC                    PROVIDE PROFESSIONAL SERVICES FOR UNIT #3 MAIN CONDENSOR A & B (PLASTACOR)
CARLIN CONTRACTING COMPANY INC      PROVIDE CONSTRUCTION SUPPORT, SLMS REPLACEMENT, HVAC PROJECT
DAY & ZIMMERMANN INTERNATIONAL, INC PROVIDE CONSULTING SERVICES FOR MILLSTONE TRANSITION MANAGEMENT
DURATEK CHEM-NUCLEAR SYSTEMS        PROVIDE BURIAL COSTS
ENTERGY OPERATIONS INC              DECOMMISSION FEES; MONTHLY FEES
EXECUTIVE CONSULTING INC            PROVIDE EXECUTIVE CONSULTING SERVICES
GENERAL ELECTRIC COMPANY            PROVIDE SERVICES FOR THE MERCHANT TRANSMISSION STUDY
GLOBAL NUCLEAR FUEL - AMERICA       PROVIDE SERVICES FOR THE MILLSTONE FUEL ROD ACCOUNTABILITY PROJECT
GTS DURATEK                         PROVIDE SERVICES FOR NUCLEAR WASTE DISPOSAL
HEWITT ASSOCIATES                   PROVIDE CONSULTING SERVICES FOR THE RETIREMENT DELIVERY REVIEW PROJECT
IKON OFFICE SOLUTIONS INC           PROVIDE COPIER SERVICES
LEE HECHT HARRISON INC              PROVIDE PROFESSIONAL SERVICES
METCALF & EDDY                      PROVIDE CONSULTING SERVICES FOR PHASE II & III ENVIRONMENTAL INVESTIGATION
NILSSON & ASSOCIATES, LLC           PROVIDE OUTAGE MANAGEMENT TEAM BUILDING SUPPORT
PERFORMANCE ABATEMENT SERVICES      PROVIDE INSULATION AND ASBESTOS ABATEMENT
PERFORMANCE CONTRACTING INC         PROVIDE SCAFFOLDING SERVICES FROM BARTLETT SUPPORT SERVICES
PRICE WATERHOUSE COOPERS LLP        PROVIDE CONSULTING SERVICES FOR NORTHEAST UTILITIES' STRATEGIC
                                    ENVIRONMENTAL PLAN
STUDSVIK PROCESSING FACILTIY, LLC   PROVIDE SERVICES FOR NUCLEAR WASTE DISPOSAL
TRS STAFFING SOLUTIONS INC          PROVIDE DECOMMISSIONING SUPPORT
US NUCLEAR REGULATORY COMMISSION    PROVIDE NRC INSPECTIONS
WHITE & CASE, LLP                   PROVIDE LEGAL SUPPORT FOR DIVESTITURE


         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                 For the Year Ended December 31, 2001


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

----------------------------------------------------------------------
                DESCRIPTION                            AMOUNT
----------------------------------------------------------------------
                                              (Thousands of Dollars)

Pension Plan                                          $ 1,721
Supplemental Retirement and Savings Plan                  889
Post Retirement Medical Benefit - FAS 106                 688
Early Retirement Program                               14,056
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                        6,570
Other Employee Benefits Expenses                           (3)
                                                       -------
                                           TOTAL       $23,921
                                                       =======



              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                     For the Year Ended December 31, 2001

                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                 AMOUNT
-------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

                                                            -------------
                                              TOTAL         $      -
                                                            =============




            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 2001

                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
               Section 441(b)(2)) shall be separately classified.

------------------------------------------------------------------------------
DESCRIPTION                                                     AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

Services billed from Northeast Utilities Service
  Company (an associate company)                                $  (22)

Other miscellaneous expenses                                        11
                                                                ------
                                                TOTAL           $  (11)
                                                                ======




              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 2001

                                    RENTS


INSTRUCTIONS:  Provide a listing of the amount included in "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------
             TYPE OF PROPERTY                         AMOUNT
-------------------------------------------------------------------------
                                              (Thousands of Dollars)

Buildings/office space                                $   19

Computer/office equipment                                 98

Vehicles                                                 277

Simulator                                                574

Services billed from Northeast Utilities Service
  Company (an associate company)                         573

                                                       ------
                                           TOTAL       $1,541
                                                       ======



          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                  For the Year Ended December 31, 2001

                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes."  Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

------------------------------------------------------------------------
                KIND OF TAX                           AMOUNT
------------------------------------------------------------------------
                                               (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                           $  131
    Connecticut Insurance Premium Excise Tax               12
    Local property                                        282
    Connecticut Sales Tax                                  11
    Miscellaneous (7 items)                                 4
                                                       ------
               Sub-Total                               $  440
                                                       ------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                 $4,067
    Medicare Tax                                          977
    Federal Unemployment                                  104
                                                       ------
               Sub-Total                                5,148
                                                       ------
                                           TOTAL       $5,588
                                                       ======



                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                               For the Year Ended December 31, 2001

                                                DONATIONS
                                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

---------------------------------------------------------------------------------------
           NAME OF RECIPIENT            PURPOSE OF DONATION                AMOUNT
---------------------------------------------------------------------------------------
                                                                          (Thousands
                                                                          of Dollars)

Salvation Army                          Charitable contribution             $     6

Sea Research Foundation, Inc.           Charitable contribution                  90
                                                                            -------
                                                        TOTAL               $    96
                                                                            =======


               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 2001


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

-------------------------------------------------------------------------------
         DESCRIPTION                 NAME OF PAYEE                   AMOUNT
-------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of dollars)
Executive incentive
 compensation plan                  Various Officers                 $  75

Services billed from Northeast
 Utilities Service Company
 (an associate company)                                                443

Communication services              Miscellaneous (8 payees)             8
                                                                      ----
                                              TOTAL                   $526
                                                                      ====




           ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                  For the Year Ended December 31, 2001

                            SCHEDULE XVIII

                       NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19 through 19D.




           ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY


                             PRESIDENT AND
                   CHIEF EXECUTIVE OFFICER - NUCLEAR


On March 31, 2001, CL&P and WMECO consummated the sale of Millstone 1 and 2 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI). CL&P, PSNH, and WMECO sold their ownership interests in Millstone 3 to DNCI.




                    NORTHEAST NUCLEAR ENERGY COMPANY
                    --------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the Year Ended December 31, 2001
                  ------------------------------------


During 2001, Millstone Unit 1 was being decommissioned. However, the costs associated with Millstone units 2 and 3 were billed directly or allocated using one of four methods. The allocation methods used through the sale date of March 31,2001 are as follows:

1.  One-third to each unit

2.  Number of employees

3.  Net capacity of each unit

4.  Customized-supported by local management




          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2001:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Nuclear Energy Company submits the following information on the billing of interest on borrowed funds and a return on equity capital to associated companies for the year 2001:


       (A)  Amount of compensation for use of capital billed to (See Note)

       (B) The basis for billing of interest and return on equity capital to the associated companies is based on the percentage ownership of the individual units.

NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Companies" on page 21.



           ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.



                     NORTHEAST NUCLEAR ENERGY COMPANY
                     --------------------------------
                       (Name of Reporting Company)



                     By:   /s/ John P. Stack
                           ------------------------------
                           (Signature of Signing Officer)


                     John P. Stack - Vice President - Accounting and Controller
                     ----------------------------------------------------------
                             (Printed Name and Title of Signing Officer)



                     Date:  April 24, 2002
                            --------------